Exhibit 15.4

April 28, 2023

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Chindata Group Holdings Limited

Submission under the Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act (the “HFCAA”), Chindata Group Holdings Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to secure complete access to inspect or investigate registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

To the Company’s knowledge and based on an examination of its register of members and public filings made by its shareholders, the Company respectfully submits that it is not owned or controlled by a governmental entity in China as of the date of this submission.

As of March 31, 2023, BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P., Bridge Management, L.P. and BCPE Stack ESOP Holdco Limited collectively beneficially owned 44.6%, Boloria Investments Holding B.V. beneficially owned 8.8%, and Zeta Cayman Limited beneficially owned 7.5% of the Company’s outstanding ordinary shares, respectively. Based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, no other shareholder owned more than 5% of the Company’s outstanding ordinary shares as of March 31, 2023.

In addition, the Company is not aware of any governmental entity in China that possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should you have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact me, or you may contact our outside legal counsel, Steve Lin at steve.lin@kirkland.com or at (86) 10 5737 9315 (work) or (86) 186 1049 5593 (cell) of Kirkland & Ellis International LLP. Thank you.

Very truly yours,

By: /s/ Huapeng Wu

Name: Huapeng Wu

Title: Director and Chief Executive Officer

cc: Steve Lin, Kirkland & Ellis International LLP